Exhibit 99.1

Company Contact:

Matthew J. Pfeffer

Chief Financial Officer

661-775-5300

mpfeffer@mannkindcorp.com

MANNKIND CORPORATION REPORTS 2013 SECOND QUARTER

FINANCIAL RESULTS

VALENCIA, Calif., August 9, 2013 — MannKind Corporation (Nasdaq: MNKD) today reported financial results for the second quarter ended June 30, 2013.

For the second quarter of 2013, total operating expenses were $41.6 million, compared to $44.1 million for the second quarter of 2012, a decrease of $2.5 million. Research and development (R&D) expenses were $27.1 million for the second quarter of 2013 compared to $26.6 million for the same quarter in 2012, an increase of $0.5 million primarily due to an increase in non-cash stock compensation expense partially offset by a decrease in clinical trial related expenses. General and administrative (G&A) expenses decreased by $2.9 million to $14.5 million for the second quarter of 2013 compared to $17.4 million in the second quarter of 2012. This 17% decrease in G&A expense was primarily due to non-cash expenses of $7.7 million litigation settlement accrual recorded in the second quarter of 2012 partly offset by increased stock compensation expense in the second quarter of 2013.

Operating expenses totaled $78.0 million for the first six months of 2013 and for the same period in 2012. Total R&D expenses for the six months ended June 30, 2013 increased $2.7 million, or 5%, compared to the same period in 2012, primarily due to an increase in non-cash stock compensation expense partially offset by a decrease in clinical trial related expense in the first half of 2013. G&A expenses decreased by $2.6 million, or 10%, to $24.6 million for the first half of 2013 as compared to $27.2 million in the same period in 2012. The decrease was due to the non-recurrence of a $7.7 million litigation settlement accrual recorded in the second quarter of 2012 partially offset by increased stock compensation expense in the first half of 2013.

The net loss applicable to common stockholders for the second quarter of 2013 was $46.1 million, or $0.16 per share based on 284.0 million weighted average shares outstanding, compared with a net loss applicable to common stockholders of $36.6 million, or $0.23 per share based on 159.9 million weighted average shares outstanding for the second quarter of 2012. The number of common shares outstanding at June 30, 2013 was 300,869,683.

Cash and cash equivalents were $28.5 million at June 30, 2013 and $61.8 million at December 31, 2012 with $125.4 million remaining available for future borrowings under the loan agreement with The Mann Group through September 30, 2013.

Conference Call

As previously indicated, MannKind will hold a conference call to discuss the financial results when the results of Studies 171 and 175 are available. The analysis of these studies is expected to be completed shortly.

About MannKind Corporation

MannKind Corporation (Nasdaq: MNKD) focuses on the discovery, development and commercialization of therapeutic products for patients with diseases such as diabetes. Its lead product candidate, AFREZZA®, is in late stage clinical investigation for the treatment of adults with type 1 or type 2 diabetes for the control of hyperglycemia.

MannKind maintains a website at http://www.mannkindcorp.com to which MannKind regularly posts copies of its press releases as well as additional information about MannKind. Interested persons can subscribe on the MannKind website to e-mail alerts that are sent automatically when MannKind issues press releases, files its reports with the Securities and Exchange Commission or posts certain other information to the website.

Forward-Looking Statements

This press release contains forward-looking statements, including statements related to the reporting of top-line results, that involve risks and uncertainties. Words such as “believes”, “anticipates”, “plans”, “expects”, “intend”, “will”, “goal”, “potential” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the Company’s current expectations. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, difficulties or delays in obtaining regulatory feedback or completing and analyzing the results of clinical studies, MannKind’s ability to manage its existing cash resources or raise additional cash resources, stock price volatility and other risks detailed in MannKind’s filings with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the year ended December 31, 2012 and periodic reports on Form 10-Q and Form 8-K. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and MannKind undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this press release.

(Tables to follow)

MannKind Corporation

(A Development Stage Company)

Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except per share amounts)

	Three months ended June 30,		Six months ended June 30,		Cumulative period from February 14, 1991 (date of inception) to June 30, 2013
	2013	2012	2013	2012
Revenue	$—	$—	$—	$—	$3,166

Operating expenses:
Research and development	27,052	26,638	53,450	50,794	1,521,023
General and administrative	14,533	17,416	24,572	27,193	450,276
In-process research and development costs	—	—	—	—	19,726
Goodwill impairment	—	—	—	—	151,428

Total operating expenses	41,585	44,054	78,022	77,987	2,142,453

Loss from operations	(41,585)	(44,054)	(78,022)	(77,987)	(2,139,287)
Other income (expense)	15	13,347	38	14,729	(2,229)
Interest expense on note payable to related party	(1,689)	(3,028)	(3,378)	(6,076)	(42,203)
Interest expense on senior convertible notes	(2,866)	(2,844)	(5,729)	(5,419)	(45,662)
Interest income	1	1	2	2	36,998

Loss before benefit for income taxes	(46,124)	(36,578)	(87,089)	(74,751)	(2,192,383)
Income tax benefit	—	—	—	—	382

Net loss	(46,124)	(36,578)	(87,089)	(74,751)	(2,192,001)
Deemed dividend related to beneficial conversion feature of convertible preferred stock	—	—	—	—	(22,260)
Accretion on redeemable preferred stock	—	—	—	—	(952)

Net loss applicable to common stockholders	$(46,124)	$(36,578)	$(87,089)	$(74,751)	$(2,215,213)

Net loss per share applicable to common stockholders — basic and diluted	$(0.16)	$(0.23)	$(0.31)	$(0.49)

Shares used to compute basic and diluted net loss per share applicable to common stockholders	284,044	159,859	282,062	151,506

MannKind Corporation

(A Development Stage Company)

Condensed Consolidated Balance Sheet

(Unaudited)

(in thousands)

	June 30, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$28,529	$61,840
Prepaid expenses and other current assets	3,633	4,970

Total current assets	32,162	66,810
Property and equipment — net	179,567	183,961
Other assets	700	543

Total	$212,429	$251,314

Liabilities and Stockholders’ Deficit
Current liabilities	$266,782	$144,775
Senior convertible notes	98,004	97,583
Note payable to related party	—	119,635
Stockholders’ deficit	(152,357)	(110,679)

Total	$212,429	$251,314

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